CUSIP No. 69354V108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d—102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

(Amendment No. 1)*

PPDAI Group Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

69354V108**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP assigned to the Class A Ordinary Shares. CUSIP Number 6935V108 has been assigned to the American Depositary Receipts (“ADR”) of the Company, which are quoted on the New York Stock Exchange under the symbol “PPDF”. Each ADR represents 5 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69354V108

1.	Names of Reporting Persons SIG China Investments Master Fund III, LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 88,889,800

	6.	Shared Voting Power * 88,889,800

	7.	Sole Dispositive Power 88,889,800

	8.	Shared Dispositive Power * 88,889,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,889,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6%

12.	Type of Reporting Person (See Instructions) PN

* SIG Asia Investment, LLLP is the investment manager to SIG China Investments Master Fund III, LLLP and as such may exercise voting and dispositive power over these shares. Heights Capital Management, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.

CUSIP No. 69354V108

1.	Names of Reporting Persons SIG Asia Investment, LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power * 88,889,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power * 88,889,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,889,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6%

12.	Type of Reporting Person (See Instructions) PN

* SIG Asia Investment, LLLP is the investment manager to SIG China Investments Master Fund III, LLLP and as such may exercise voting and dispositive power over these shares. Heights Capital Management, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.

CUSIP No. 69354V108

1.	Names of Reporting Persons Heights Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power * 88,889,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power * 88,889,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,889,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6%

12.	Type of Reporting Person (See Instructions) CO

* Heights Capital Management, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.  SIG Asia Investment, LLLP is the investment manager to SIG China Investments Master Fund III, LLLP and as such may exercise voting and dispositive power over these shares.

CUSIP No. 69354V108

Item 1.
	(a)	Name of Issuer PPDAI Group Inc. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices Building G1, No. 999 Dangui Road Pudong New District Shanghai 201203 The People’s Republic of China

Item 2.
(a)

Name of Person Filing
This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons” with respect to the Class A Ordinary Shares, par value US$0.00001 per share (the “Shares”).

(i) SIG China Investments Master Fund III, LLLP

(ii) SIG Asia Investment, LLLP

(iii) Heights Capital Management, Inc.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of SIG China Investments Master Fund III, LLLP and SIG Asia Investment, LLLP is:

One Commerce Center

1201 N. Orange Street, Suite 715

Wilmington DE 19801

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250

San Francisco, California 94111

	(c)	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
	(d)	Title of Class of Securities Class A Ordinary Shares, par value US$0.00001 per share
(e)

CUSIP Number
69354V108

** There is no CUSIP assigned to the Class A Ordinary Shares. CUSIP Number 6935V108 has been assigned to the American Depositary Receipts (“ADR”) of the Company, which are quoted on the New York Stock Exchange under the symbol “PPDF”. Each ADR represents 5 Class A Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 69354V108

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned includes 8,418,700 Shares represented by ownership of 1,683,740 American Depositary Shares. The Company’s Annual Report on Form 20-F, filed on April 27, 2018 indicates there were 842,071,169 Shares outstanding as of December 31, 2017.

SIG Asia Investment, LLLP, which serves as the investment manager to SIG China Investments Master Fund III, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG China Investments Master Fund III, LLLP.  Heights Capital Management, Inc., which serves as the investment manager to SIG Asia Investment, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG China Investments Master Fund III. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

CUSIP No. 69354V108

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

SIG China Investments Master Fund III, LLLP
By:	SIG Asia Investment, LLLP, pursuant to a Limited Power of Attorney, a copy of which was previously filed
By:	Heights Capital Management, Inc., Pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit I hereto

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	General Counsel

SIG Asia Investment, LLLP
By:	Heights Capital Management, Inc., Pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit I hereto

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	General Counsel

Heights Capital Management, Inc.

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	General Counsel

CUSIP No. 69354V108

EXHIBIT INDEX

Exhibit	Description

I	Limited Power of Attorney for SIG Asia Investment, LLLP
II	Limited Power of Attorney for SIG China Investments Master Fund III, LLLP *
II	Joint Filing Agreement*

* Previously filed

CUSIP No. 69354V108

EXHIBIT I

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 25th day of January, 2017 by SIG Asia Investment, LLLP (hereinafter called “the Company”), whose Registered Office is situated at 1201 N. Orange Street – Suite 715, Wilmington, DE 19801.

WHEREAS, by agreement dated January 25, 2017, by and between the Company and Heights Capital Management, Inc., the Company expressly authorized Heights Capital Management, Inc. to enter into transactions in certain designated areas as defined in the Amended and Restated Discretionary Investment Management Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Brian Sullivan (Treasurer of the Company) hereby appoints on behalf of the Company the firm of HEIGHTS CAPITAL MANAGEMENT, INC., which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating, signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Amended and Restated Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused this Limited Power of Attorney has been duly executed this 25th day of January, 2017.

SIG ASIA INVESTMENT, LLLP

By:	/s/ Brian Sullivan
Brian Sullivan, Treasurer